11016629

RECEIVED
2011 JUN 21 PM 2:30
SEC / TM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67262

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triton Pacific Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10877 Wilshire Boulevard, 12th Floor
(No. and Street)

Los Angeles	CA	90024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ivan Faggen — 310-943-4990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

FACING PAGE

n Required of Brokers and Dealers Pursuant to Section
urities Exchange Act of 1934 and Rule 17a-5 Thereunde

) BEGINNING 01/01/10 AND ENDING 12/31/1

MM/DD/YY

A. REGISTRANT IDENTIFICATION

R: Triton Pacific Securities, LLC

Brian G. Toennies & Assoc.

OATH OR AFFIRMATION

I, Ivan Faggen ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Securities, LLC ______________________________, as of December 31 ______________________________, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Triton Pacific Securities, LLC

Report Pursuant to Rule 17a-5(d)

Financial Statements

For the Year Ended December 31, 2010

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report

To the Member
Triton Pacific Securities, LLC

I have audited the accompanying statement of financial condition of Triton Pacific Securities, LLC (the Company) as of December 31, 2010, and the related statements of income (loss), changes in member's equity and changes in financial condition for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Triton Pacific Securities, LLC as of December 31, 2010 and the results of its income (loss), member's equity and changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 20, 2011

Triton Pacific Securities, LLC
Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalent	$ 19,041
Prepaid expenses	14,618
Deposits	725
Total assets	$ 34,384

Liabilities and Member's Capital

Liabilities	
Accrued expenses	11,978
Due to affiliate	746
Total liabilities	12,724
Member's capital	21,660
Total liabilities and member's capital	$ 34,384

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2010

Revenue	
Commissions and fees	$ 368,723
Total revenue	368,723
Operating Expenses	
Commission expense	251,163
Insurance	1,834
Office expense	5,815
Outside services	3,104
Professional fees	4,524
Regulatory fees	14,208
Rent	19,248
Salaries and wages	204,032
Telephone	3,651
All other expenses	1,320
Total operating expenses	508,899
Net income (loss) before income tax provision	(140,176)
Income tax provision	1,700
Net income (loss)	$ (141,876)

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2010

	Member's Capital
Balance, December 31, 2009	$ 124,286
Capital contribution	39,250
Net Income	(141,876)
Balance, December 31, 2010	$ 21,660

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC

Statement of Changes in Financial Condition

For the Year Ended December 31, 2010

Cash Flows from Operating Activities:	
Net income (loss)	$ (141,876)
Changes in operating assets and liabilities:	
Commissions receivable	-
Other receivable	11,707
Prepaid expenses	7,246
Accrued expenses	(7,730)
Due to affiliate	462
Net cash provided by operating activities	(130,191)
Net cash provided by (used in) investing activities	-
Cash flow from financing activities:	
Capital contribution	39,250
Net cash provided by (used in) financing activities	39,250
Net increase (decrease) in cash	(90,941)
Cash - beginning of the year	109,982
Cash - end of the year	$ 19,041

Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ -

See accompanying notes to financial statements

Triton Pacific Securities, LLC
Notes to Financial Statements
December 31, 2010

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Triton Pacific Securities, LLC (Company) on January 6, 2006 was organized in Delaware as a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934 under the name TP Securities, LLC. In 2007, the Company changed its name to Triton Pacific Securities, LLC. The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities and is a member of the FINRA and Securities Investors Protection Corporation ("SIPC").

The Company's primary business activity is corporate finance and investment banking advisory services. Additionally, the Company engages in the private placement of securities in a primary market on a best efforts basis only.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition - The Company receives advisory fees in accordance with terms stipulated in its engagement contracts. Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract or the period that advisory services are rendered, whichever is shorter.

Compensated Absences – Accumulated paid time off is accrued when incurred.

Income Taxes - The Company, with consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income taxes in included in these financial statements.

However the Company is subject to a minimum franchise tax and a gross receipts tax in California for limited liability companies.

Triton Pacific Securities, LLC
Notes to Financial Statements
December 31, 2010

NOTE 2 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements – The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2010, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Triton Pacific Securities, LLC
Notes to Financial Statements
December 31, 2010

NOTE 3 – INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2010, the Company recorded the minimum liability company income tax of $800 and gross receipts tax of $900.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. See page 9 for the net capital presentation.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with Triton Pacific Capital Partners, LLC ("Triton Pacific CP"). The Company and Triton Pacific CP have common shareholders. Rent and general overhead are allocated between the two companies.

During 2010 the Company paid approximately $17,500 to Triton Pacific CP as rent and other expenses. Approximately $746 was due to Triton Pacific CP on December 31, 2010.

NOTE 6 – SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal years ending December 31, 2009 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 7 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2010 through February 20, 2011, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Triton Pacific Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2010

Computation of net capital

Member's capital		$ 21,660
Less: Non-allowable assets:		
Prepaid expenses	$ 14,618	
Deposits	725	(15,343)
Net capital		$ 6,317

Computation of net capital requirements

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 848
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above)	$ 5,000
Excess net capital	$ 1,317

Computation of aggregate indebtedness

Total liabilities	$ 12,724
Aggregate indebtedness to net capital	2.01 to 1

Reconciliation
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per unaudited schedule	$ 6,314
Adjustments:	
Rounding	3
Net capital per audited statements	$ 6,317

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2010

A computation of reserve requirement is not applicable to Triton Pacific Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Triton Pacific Securities, LLC
Schedule III – Information Relating to Possession or Control Requirements Under to Rule 15c3-3
As of December 31, 2010

Information relating to possession or control requirements is not applicable to Triton Pacific Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART II
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Member
Triton Pacific Securities, LLC
Los Angeles, California

In planning and performing my audit of the financial statements of Triton Pacific Securities, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member
Triton Pacific Securities, LLC
Los Angeles, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 20, 2011